UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Explanatory Note

Enlight Renewable Energy Ltd. (the “Company”) will hold its Annual General Meeting of shareholders of the Company (the “Meeting”) on November 20, 2024, at 4:00 p.m. Israel time, at the offices of the Company, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel. The Company hereby furnishes the following documents, which will be distributed to all shareholders of record as of the close of business on October 15, 2024 in connection with the Meeting:

(i)
A notice and proxy statement (“Notice and Proxy Statement”) with respect to the Meeting, which describes the proposals to be voted on at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	A proxy card (“Proxy Card”) whereby holders of ordinary shares, par value NIS 0.1 per share, of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement and Proxy Card are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The information contained in the Notice and Proxy Statement attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271297).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Notice and Proxy Statement for the Company’s Annual General Meeting of Shareholders to be held on November 20, 2024.

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on November 20, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: October 8, 2024	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer